                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                                      ----------------------
                                                          SEC FILE NUMBER
                                                               1-11566
                                                      ----------------------
     (Check One):                                     ----------------------
                                                            CUSIP NUMBER
                                                             204932 10 7
                                                      ----------------------

/ / Form 10-K and Form 10-KSB  / / Form 20-F  / /Form 11-K /X/Form 10-Q
                               / / Form N-SAR

                 For Period Ended: September 25, 1999
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 -------------------------------
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:   CompUSA Inc.

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Former Name if Applicable:

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Address of Principal Executive Office (STREET AND NUMBER)

                                                    14951 North Dallas Parkway
      City, State and Zip Code                      Dallas, Texas 75240

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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

As described in the registrant's news release dated November 10, 1999, a copy of which is filed herewith as Exhibit A, on November 8, 1999, the registrant received interpretative guidance from the Securities and Exchange Commission regarding the registrant's method of accounting for the sale of extended service plans. As a result of such guidance, it is necessary for the registrant to revise the financial statements to be included in its quarterly report on Form 10-Q. Because of the short time period available to the registrant for the revision of these financial statements prior to the prescribed due date, it was not possible for the registrant to file its Form 10-Q on or before such date without unreasonable effort or expense.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV -- OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification

                James E. Skinner             (972)              982-4655
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                    (Name)                (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             / / Yes  /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  CompUSA Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 10, 1999
      -----------------------


                                       By: /s/ James E. Skinner
                                          -----------------------------------
                                          James E. Skinner
                                          EXECUTIVE VICE PRESIDENT
                                          CHIEF FINANCIAL OFFICER
                                          AND TREASURER

                               EXHIBIT A



                                        NEWS RELEASE

                                        CONTACTS:
                                        ---------
                                        James E. Skinner
                                        Executive Vice President and CFO
                                        (972) 982-4000
FOR IMMEDIATE RELEASE
                                        Stacie Shirley
                                        Senior Director - Financial Initiatives
                                        (972) 982-5323

                    COMPUSA INC. ANNOUNCES GUIDANCE FROM SEC


         DALLAS, NOVEMBER 10, 1999 -- COMPUSA INC. (NYSE: CPU), America's Largest Computer Superstore-R- retailer, today announced the Company had concluded its discussions with the Securities and Exchange Commission ("SEC") regarding the accounting for the sale of certain extended service plans.

         On November 4, 1999, the Company announced its financial results for the first quarter ended September 25, 1999. In the first quarter announcement, the Company noted it had initiated discussions with the staff of the SEC in October 1999 regarding the accounting for the sale of extended service plans in states in which the Company is the named obligor with respect to such service plans ("Obligor Contracts").

         On November 8, 1999, the SEC and the Company concluded their discussions and the Company will now account for the sale of Obligor Contracts by deferring the revenues, less related direct costs, and amortizing such amounts over the terms of the related contracts. The Company will give retroactive effect to this new accounting policy by restatement of the Company's previously published financial statements beginning with fiscal 1996. The previous accounting policy of recognizing revenues less related direct costs at the time of sale of Obligor Contracts was adopted in fiscal 1996 concurrent with the consummation of an agreement with a new third-party extended service plan administrator. As a result, earnings for the first quarter of fiscal 2000 and the first quarter of fiscal 1999 were negatively impacted by $841,000, or $0.01 per share, and $1.9 million, or $0.02 per share, respectively. In addition, the net loss for fiscal 1999 was increased by $7.3 million, or $0.08 per share. This change in accounting policy impacts the timing of recognizing revenues and related direct expenses from the sale of Obligor Contracts but has no impact on the Company's cash flows. The Company will file an amended 1999 Form 10-K as soon as practical.

         Excluding the non-recurring costs for the first quarters of fiscal 2000 and fiscal 1999 as described in the Company's November 4, 1999 first quarter announcement, the Company is reporting a restated net loss of $3.4 million, or $0.04 per share, and restated net income of $7.9 million, or $0.08 per share, for such fiscal quarters, respectively. Including these non-recurring costs, the Company is reporting a restated net loss of $12.9 million, or $0.14 per share, for the first quarter of fiscal 2000, and restated net income of $6.2 million, or $0.07 per share, for the first quarter of fiscal 1999.

         CompUSA Inc. (www.compusa.com) is one of the nation's leading retailers and resellers of personal computers and related products and services. The Company currently operates 213 CompUSA Computer Superstores in 83 major metropolitan markets across the United States that serve retail, corporate, government and education customers and include technical service departments. Many of these stores also include classroom training facilities. CompUSA also offers its own build-to-order personal computer series, the CompUSA PC-TM-.

         This news release contains forward-looking statements about the business, financial condition, and prospects of the Company. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including without limitation changes in product demand, the availability of products, changes in competition, economic conditions, various inventory risks due to changes in market conditions and other risks indicated in the Company's Securities and Exchange Commission filings and reports. The Company's focus on its Internet business through its cozone.com subsidiary involves significant additional risks, including without limitation failure to achieve customer acceptance and potential significant capital investments that may be required to be made by the Company. Moreover, the Company's IT and other strategic initiatives involve significant additional risks that are difficult to quantify, and if the events constituting such risks occur, they could have material adverse consequences for the Company. Many of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases, the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this news release, the words "believes," "anticipates," "expects," "plans" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

                                 COMPUSA INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                 (unaudited)

                                               THIRTEEN WEEKS ENDED
                                          ------------------------------
                                          SEPTEMBER 25,     SEPTEMBER 26,
                                              1999              1998
                                          ------------      ------------
Net sales...............................  $ 1,347,246       $ 1,375,439
Cost of sales and occupancy costs.......    1,143,850         1,182,823
                                          -----------       -----------
                Gross profit............      203,396           192,616

Operating expenses......................      171,858           145,664
Pre-opening expenses....................        1,679             1,366
General and administrative expenses.....       46,749            32,637
Restructuring charge ...................       (2,176)               --
                                          -----------       -----------
        Operating income (loss).........      (14,714)           12,949

Other expense (income):
        Interest expense................        6,752             4,383
        Other income, net...............         (814)           (1,540)
                                          -----------       -----------
                                                5,938             2,843
                                          -----------       -----------

Income (loss) before income taxes.......      (20,652)           10,106

Income tax expense (benefit)............       (7,744)            3,874
                                          -----------       -----------
        Net income (loss)...............  $   (12,908)      $     6,232
                                          ===========       ===========

Basic earnings (loss) per share.........  $     (0.14)      $      0.07
Diluted earnings (loss) per share.......  $     (0.14)      $      0.07

Weighted average common shares .........       92,700            91,243
                                          ===========       ===========
Weighted average common shares
        assuming dilution...............       92,700            93,041
                                          ===========       ===========

                                 -- more --

                                  COMPUSA INC.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                               SEPTEMBER 25,     SEPTEMBER 26,
                                                   1999              1998
                                               ------------      ------------
                                               (unaudited)
                                   ASSETS
Current assets:
        Cash and cash equivalents............  $   128,322       $   151,129
        Accounts receivable, net.............      145,682           259,540
        Merchandise inventories..............      675,508           776,992
        Prepaid expenses and other...........       46,938            76,632
                                               -----------       -----------
                Total current assets.........      996,450         1,264,293
Property and equipment, net..................      253,367           229,279
Costs in excess of net assets of
        acquired businesses..................      102,158            92,967
Other assets.................................       47,572            26,701
                                               -----------       -----------
                                               $ 1,399,547       $ 1,613,240
                                               ===========       ===========


                              LIABILITIES AND
                           STOCKHOLDERS' EQUITY

Current liabilities:
        Accounts payable.....................  $   647,666       $   747,182
        Accrued liabilities..................      178,122           173,962
        Deferred revenue - current...........       20,854            20,440
                                               -----------       -----------
                Total current liabilities....      846,642           941,584

Deferred revenue - non-current...............       29,268            21,050
Long-term debt...............................      186,066           247,729
Total stockholders' equity...................      337,571           402,877
                                               -----------       -----------
                                               $ 1,399,547       $ 1,613,240
                                               ===========       ===========